1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Corey F. Rose corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

April 20, 2023

VIA EDGAR

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust (the “Registrant”)
(File Nos. 333-210205 and 811-23148)

Dear Mr. Zapata:

We are writing on behalf of the Registrant in response to comments that you provided via telephone to Kathleen M. Moynihan of the Registrant and me on April 12, 2023 with respect to Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 26 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on February 27, 2023 (the “Registration Statement”). The Registration Statement was filed to make material changes to Guardian Large Cap Fundamental Growth VIP Fund (the “Fund”), an existing series of the Registrant.

For your convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Prospectus – Fund Summary

Comment 1: In the “Fees and Expenses of the Fund” section of the summary portion of the Prospectus relating to the Fund, please supplementally provide all the missing information and include a completed fee and expense table in the response letter.

Response: The Registrant has revised the disclosure in response to this comment and has provided the requested information in an attachment to this letter.

Alberto H. Zapata, Esq. Page 2

Comment 2: Please confirm that footnote 1 of the “Annual Fund Operating Expenses” table in the summary portion of the Prospectus relating to the Fund reflects that the Manager has contractually agreed to waive certain fees and/or reimburse certain expenses incurred through a date that is no less than one year from the effective date of the Fund’s registration statement or delete the footnote. Please also revise footnote 1 to note any recoupment terms under the expense reimbursement or fee waiver arrangement.

Response: The Registrant hereby confirms that the contractual expense limitation agreement with respect to the Fund will continue through a date that is no less than one year after the date of the effectiveness of the registration statement, unless earlier terminated by the Board, and has revised the disclosure in response to this comment. Please note that the Fund is no longer subject to the Manager’s recoupment rights.

Comment 3: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund states that the Fund may invest in foreign securities, either directly or through depositary receipts. Please consider adding disclosure that specifically states the types of investments that would qualify as a foreign security, including whether this would include developed or emerging market countries and whether the types of foreign investments would be primarily equity or fixed-income securities.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 4: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund states that the evaluation of ESG risks and opportunities is based primarily on proprietary research. Please consider adding disclosure concerning ESG evaluations and whether using third-party rating system is considered a proprietary screen.

Response: The Registrant has removed the disclosure in response to this comment as it is not part of the Fund’s principal investment strategies.

Comment 5: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund includes sector risk disclosure. Please consider adding disclosure to the extent that the Fund is anticipated to focus or concentrate in a particular sector in the principal investment strategies and/or principal risk disclosure in the Fund’s prospectus.

Response: The Fund does not have a principal investment strategy of focusing on any one particular industry or sector. As stated in the Prospectus, “[t]he Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk.”  Industry and sector allocations typically are the result of the current investment opportunities identified by the portfolio managers pursuant to the Fund’s stated principal investment strategies and will generally depend upon the weighting of each industry or sector in the Russell 1000® Growth Index. However, depending upon market conditions, the implementation of the Fund’s principal investment strategies could result in a significant percentage of its assets being invested in a particular sector (e.g., the technology sector) due to market appreciation. For these reasons, the Registrant respectfully declines to add risk disclosure regarding investments in any particular sector at this time.

Alberto H. Zapata, Esq. Page 3

Comment 6: Please revise the heading of the “Past Performance” section of the summary portion of the Prospectus relating to the Fund to state “Performance.”

Response: The Registrant has revised the disclosure in response to this comment.

Prospectus

Comment 7: The “Additional Information Regarding Investment Strategies and Risks” section of the Prospectus includes investment style risk disclosure which states: “For example, ‘growth’ investing involves a focus on investing in companies that a Subadviser believes have the potential for above-average or rapid growth.” Please consider deleting “For example” given that the disclosure describes a growth-oriented strategy.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 8: The “Additional Information Regarding Investment Strategies and Risks” section of the Prospectus includes disclosure related to value investing. Please confirm whether this disclosure is applicable to the Fund and consider deleting such disclosure if it is not applicable to the Fund.

Response: This disclosure does not apply to the Fund, but is applicable to other funds that are included in the combined Prospectus that invest in value stocks. The Registrant anticipates filing a combined Prospectus for all of the series of the Trust, including the Fund, in connection with its upcoming annual update filing.

Comment 9: In the section of the Prospectus under the heading “Subadvisers,” please supplementally provide all the missing information regarding the Subadviser in the response letter.

Response: The Registrant has revised the disclosure in response to this comment and has provided the requested information relating to the Fund’s Subadviser in an attachment to this letter.

Alberto H. Zapata, Esq. Page 4

Comment 10: The “Fund Policies” section of the Prospectus states that “[t]he Fund values its securities and assets at their fair values when a market quotation is not readily available or may be unreliable, as determined in good faith in accordance with methodologies and procedures adopted by the Board and the valuation policy and procedures adopted by the Manager (collectively, the “Valuation Procedures”).” Please confirm that the Board of Trustees of the Fund approved the Manager’s valuation procedures.

Response: The Registrant confirms that the Board of Trustees of the Fund approved the Manager’s Valuation Policy and Procedures.

*     *     *     *     *

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3314 or corey.rose@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:	Kathleen M. Moynihan, Esq., The Guardian Life Insurance Company of America

Guardian Large Cap Fundamental
Growth VIP Fund

Investment Objective

The Fund seeks long-term growth of capital.

Fees and Expenses of the Fund

This table shows the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The table does not reflect charges, fees or expenses that are, or may be, imposed under your variable annuity contract or variable life insurance policy through which Fund shares are offered as an investment option. If those charges, fees or expenses were reflected, the fees and expenses shown in the table would be higher. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the fee table or example below. For information about these charges, fees and expenses, please refer to the applicable contract or policy prospectus.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.59%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.09%
Total Annual Fund Operating Expenses	0.93%
Fee Waiver and/or Expense Reimbursement[1]	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.93%

1  Park Avenue Institutional Advisers LLC, the Fund's investment manager (the "Manager"), has contractually agreed through April 30, 2024 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.01% of the Fund's average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. This Example does not reflect charges, fees or expenses that are, or may be, imposed under your variable annuity contract or variable life insurance policy, and would be higher if it did. The Example reflects contractual fee waivers and/or expense reimbursements only for the duration of the current commitment, if applicable. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Guardian Large Cap Fundamental Growth VIP Fund	$95	$296	$515	$1,143

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example, affect the Fund's performance. For the most recent fiscal year, the Fund's portfolio turnover rate was 31% of the average value of its portfolio.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. FIAM LLC, the Fund's subadviser (the "Subadviser"), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the "Index") at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $597.2 million to $2.6 trillion as of March 31, 2023.

Guardian Variable Products Trust Prospectus  1

FIAM LLC

Guardian Large Cap Fundamental Growth VIP Fund and Guardian Select Mid Cap Core VIP Fund

FIAM LLC is an indirectly held wholly-owned subsidiary of FMR LLC. The principal address of FIAM LLC is 900 Salem Street, Smithfield, RI 02917. As of December 31, 2022, FIAM LLC managed approximately $167.7 billion in assets.

Janus Henderson Investors US LLC

Guardian Mid Cap Traditional Growth VIP Fund

Janus Henderson Investors US LLC ("Janus") is located at 151 Detroit Street, Denver, CO 80206. Janus, an indirect subsidiary of Janus Henderson Group plc, was established as an investment adviser in 1969 and serves as investment adviser and subadviser for a number of mutual funds and provides separate account advisory services. As of December 31, 2022, Janus Henderson Group plc managed approximately $287.3 billion in assets.

J.P. Morgan Investment Management Inc.

Guardian International Growth VIP Fund

J.P. Morgan Investment Management Inc. ("JPMIM") is located at 383 Madison Avenue, New York, NY 10179. JPMIM, an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co. was established in 1984. As of December 31, 2022, JPMIM and its affiliates managed approximately $2.4 trillion in assets.

Lord, Abbett & Co. LLC

Guardian Core Plus Fixed Income VIP Fund

Lord, Abbett & Co. LLC ("Lord Abbett") is located at 90 Hudson Street, Jersey City, NJ 07302. Lord Abbett was established in 1929. Lord Abbett manages one of the nation's oldest mutual fund complexes and manages assets across a full range of mutual funds, institutional accounts and separately managed accounts. As of December 31, 2022, Lord Abbett managed approximately $139.9 billion in assets, including $1.03 billion for which it provides investment models to managed account sponsors.

Massachusetts Financial Services Company

Guardian All Cap Core VIP Fund

Massachusetts Financial Services Company (MFS® ) ("MFS"). MFS is the oldest U.S. mutual fund organization. MFS and its predecessor organizations have managed money since 1924 and founded the first mutual fund. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect majority-owned subsidiary of Sun Life Financial Inc. (a diversified financial services company). The principal address of MFS is 111 Huntington Avenue, Boston, Massachusetts 02199. Net assets under management of the MFS organization were approximately $547 billion as of December 31, 2022.

Putnam Investment Management, LLC

Guardian Diversified Research VIP Fund

Putnam Investment Management, LLC ("Putnam") is a Delaware limited liability company with principal offices located at 100 Federal Street, Boston, MA 02110. Putnam is an indirect wholly owned subsidiary of Putnam Investments, LLC ("Putnam Investments"). Putnam Investments is owned through a series of wholly-owned subsidiaries by Great-West Lifeco, Inc., which is a financial services holding company with operations in Canada, the United States and Europe and is a member of the Power Corporation of Canada group of companies. Power Corporation of Canada is an international management and holding company that focuses on financial services in North America, Europe and Asia. It is indirectly controlled by The Desmarais Family Residuary Trust. As of December 31, 2022, Putnam Investments managed approximately $164.9 billion in assets.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited

Guardian International Equity VIP Fund

Schroder Investment Management North America Inc. ("SIMNA") and Schroder Investment Management North America Limited ("SIMNA Ltd.") (collectively, "Schroders") are both indirect wholly owned U.S. registered investment adviser subsidiaries of Schroders plc. The principal address of SIMNA is 7 Bryant Park, New York, NY 10018 and the principal address of SIMNA Ltd. and Schroders plc is 1 London Wall Place, London EC2Y 5AU. Schroders plc is a global asset management company with approximately $887.2 billion under management as of December 31, 2022.

Guardian Variable Products Trust Prospectus  2